ESSENTIALLY YOURS INDUSTRIES, INC.
                      2960 HOWARD HUGHES PARKWAY, SUITE 500
                             LAS VEGAS, NEVADA 89109
                                  702.296.8028


By Facsimile 202.942.9516
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Confirmation by U.S. Mail
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July 11, 2003

United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  S. Richard Lee

     Re:  Essentially Yours Industries, Inc. Registration Statement on Form SB-2
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          filed on November 12, 2002; Commission file no. 333-101138
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Dear Mr. Lee:

Please be informed that, pursuant to the provisions of Rule 477, the above-referenced registrant ("Registrant") hereby withdraws its Registration Statement on Form SB-2 filed on November 12, 2002. The Registrant withdraws that Registration Statement because the Registrant is considering several business combination alternatives. No securities have been sold in connection with the offering contemplated by the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c).

Finally, your time, attention and cooperation in this matter are appreciated significantly. Of course, in the event you have questions or comments regarding this matter, please do not hesitate to contact the undersigned.

Sincerely,


/s/ Jay Sargeant

Jay Sargeant, President